King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com
August 24, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E., Mail Stop 3233
Washington, D.C. 20549
Attention: Pamela Howell

Re:  Jamestown Invest 1, LLC
Offering Statement on Form 1-A
Post-Qualification Offering Circular Amendment No. 1
Filed August 4, 2020
File No. 024-11102

Dear Ms. Howell:

On behalf of our client, Jamestown Invest 1, LLC (the “Company”), we hereby submit this letter and the following information in furtherance of our discussion with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephonic meeting on August 21, 2020 (the “Telephonic Meeting”) with respect to Post-Qualification Offering Circular Amendment No. 1 of the Company’s Offering Statement on Form 1-A (File No. 024-11102) filed with the Commission on August 4, 2020 (the “Offering Statement”), relating to the Company’s offering of up to $47,607,740 in common shares (the “Offering”). Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

On August 4, 2020, despite good faith attempts to comply with the requirements of Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as well as the comments and instructions of the Staff, the Company filed the Post-Qualification Offering Circular Amendment No. 1 pursuant to Rule 253(g)(2) (the “Offering Circular”), without formally seeking or receiving qualification of the underlying Offering from the Staff. Thereafter, the Offering Circular was used in connection with the sale of a limited number of Common Shares of the Company, as described in more detail below. For the reasons set forth below, we respectfully ask the Staff to conclude that existing structural mechanisms related to the Common Shares provide sufficient protection to investors that made an investment decision based on the August 4, 2020 Offering Circular as well as other investors in the offering and that the Company proceeded on the basis of a good faith and reasonable attempt to comply with Regulation A, and should be permitted to request qualification of the Offering Statement as promptly as practicable.

Inadvertent Failure to Properly Comply with the Offering Qualification Process

The Company received an initial Notice of Qualification, with respect to its offering statement on Form 1-A (File No. 024-11102) on November 26, 2019. The Company subsequently

Jamestown Invest 1, LLC
August 24, 2020

supplemented the Offering Circular for various reasons on March 16, 2020, April 6, 2020, June 17, 2020, July 7, 2020 and July 17, 2020.

As of July 31, 2020, the Company had sold 239,175 Common Shares in the public offering for total gross offering proceeds of approximately $2,392,260, including 113,450 Common Shares (or $1,134,500) purchased by Company’s sponsor, Jamestown L.P. (the “Sponsor”). Accordingly, as of July 31, 2020, the total maximum amount of Common Shares available for issuance in the Offering was $47,607,740.

On July 28, 2020, the Company filed with the Staff a post-qualification amendment to the Offering Statement along with correspondence to address comments from the Staff delivered on July 1, 2020. On July 31, 2020, the Company filed with the Staff a post-qualification amendment to its Offering Statement, along with correspondence to address comments from the Staff delivered by phone on July 29, 2020. On August 3, 2020, the Staff informed the Company that they had no further comments on the Offering Statement. The following day on August 4, 2020, the Company intended to file a qualification request letter with respect to the Offering Statement, but filed a purportedly final Offering Circular without a red-herring “preliminary offering circular” disclaimer. The purportedly final Offering Circular was subsequently posted on the investment portal on the Jamestown website at jamestowninvest.com (the “JT Direct Portal”) and an investment portal managed by StartEngine Primary LLC (the “StartEngine Portal”). We understand from the Company that the JT Direct Portal and the StartEngine Portal do not have overlapping investors and, instead, generally have separate pools of prospective investors.1

On August 18, 2020, the Staff informed the Company that the Offering Statement (and related Offering Circular) had not been properly qualified. We refer to the period beginning August 4, 2020 to present as the “Non-Qualified Period.”

Offer and Sales During Non-Qualified Period

Proceeding based upon a misunderstanding of the status of the qualification, the Company engaged in marketing activities with respect to the purportedly qualified Offering Circular and sold a limited number of Common Shares, including:

•On August 10, the sale and delivery of 3,650 Common Shares ($36,500), from eight investors in respect of subscriptions received between July 24 and August 1, 2020;2

•On and after August 4, the receipt of subscriptions of 5,450 Common Shares (or $54,500), without the delivery of Common Shares or release of purchase proceeds from escrow, from a total of 17 investors, including:
◦6 subscriptions in respect of 2,350 Common Shares (or $23,500) received over the JT Direct Portal; and
◦11 subscriptions in respect of 3,100 Common Shares (or $31,000) received over the StartEngine Portal.

1 North Capital Private Securities and StartEngine will be paid fees in connection with their participation in the offering. In each case, these fees are payable by Jamestown as the Company’s Manager.

Jamestown Invest 1, LLC
August 24, 2020

2 We respectfully note that these investors made investment decisions at the time of their submission based on the previously qualified offering circular, as supplemented at the times outlined above. The supplements were made, among other reasons, to keep the then-current offering circular disclosure consistent with the information contained in the Offering Statement. We note by analogy the guidance provided by the Staff in Industry Guide No. 5., in which the Staff notes that “offers and sales . . . may continue after the filing of a post-effective amendment containing information previously disclosed in sticker supplements to the prospectus, as long as the information disclosed in a current sticker supplement accompanying the prospectus is as complete as the information contained in the most recently filed post-effective amendment.” On this basis, we do not believe the investors in this category were impacted by the inadvertent error to file the qualification request for the Offering Statement. To this end, the addition of the StartEngine Portal was included on July 20, 2020 pursuant to a Form 1-U and related 253(g)(2) filing.

Upon being made aware of the qualification error on August 18, 2020, the Company immediately suspended sales, and subsequently on August 21, 2020, the Company removed the offering circular from its web-based platform and made it unavailable on the StartEngine Portal.

We note for the Staff’s consideration that all Common Shares delivered and all cash released from escrow during the Non-Qualification Period were with respect to investment decisions made and subscription agreements delivered prior to the Non-Qualification Period when the Company’s previously attained qualification was in effect. All subscriptions received during the Non-Qualification period were funded into escrow and are pending closing following qualification.

The Failure to Properly Comply with the Formal Qualification Process Was an Honest and Inadvertent Error, Did Not Result in Any Misstatement or Omission or Avoidance of Any Comment from the Commission.

We note for the Staff’s consideration that Rule 260 promulgated under the Securities Act provides significant latitude for the forgiveness of technical violations of Regulation A, provided that the Company proceeds from a good faith and reasonable attempt to comply with all applicable terms, conditions and requirements of Regulation A.

While the Company proceeded to market securities during the Non-Qualified Period, it did so after a responsive and collaborative process to clear the draft of any concerns raised by the Staff and after the Staff had informed the Company that they did not have any further comments on the Offering Statement. The Company was not in any way acting to subvert the intent of the Commission and believed it was acting in compliance with applicable law. The failure to properly request and receive qualification served no purpose to the Company -- the Company had merely mistakenly believed that qualification was already attained.

While we acknowledge that the scope of Rule 260 does not extend to failures to comply with Rules 251(a), (b), and (d)(1) and (3) promulgated under the Securities Act, we note that the Company has complied with the volume limitations in Rule 251(a), is an eligible issuer in accordance with Rule 251(b), and proceeded from a good faith belief that it was complying with the limitations on offers set forth in Rule 251(d)(1) and (3).

As such, we respectfully ask the Staff to apply Rule 260 to forgive inadvertent deviations from the term, condition and requirements of Regulation A that may have occurred in connection with the failure to properly request qualification following the completion of a robust collaborative process with the Staff in which all comments to the Offering Statement were properly cleared.

Jamestown Invest 1, LLC
August 24, 2020

All Common Shares Sold During the Non-Qualified Period are Already Redeemable Pursuant to the Company’s Redemption Plan

We encourage the Staff to consider that a rescission offer is not necessary with respect to the Company as the Common Shares sold during the Non-Qualified Period are already redeemable at the option of the holder pursuant to their terms.
Pursuant to the Company’s redemption plan, shareholders may request that the Company redeem Common Shares, subject to certain liquidity limitations set forth in the redemption plan and the caveat that holders may not redeem less than 25% of their Common Shares. To date, no redemptions have been requested from the Company’s investors and the Company was confident that all Common Shares subscribed for or delivered during the Non-Qualified Period could be redeemed notwithstanding any contractual liquidity limitations.

For the first eighty-nine (89) days following the purchase of the Common Shares subject to the redemption request, the per share redemption price will be equal to the purchase price of the Common Shares being redeemed less the aggregate sum of distributions paid and declared but unpaid with respect to such shares, rounded down to the nearest cent. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid) but would not receive any amounts in excess of their original investment amount. Jamestown would be willing to cover any out of pocket expenses otherwise contemplated to be borne by these investors in connection with a redemption (which are already limited to de minimis third party administrative expenses).

As such, assuming that the Offering Statement is properly qualified within 90 days of August 4, 2020, the redemption mechanics provided to all investors during the Non-Qualified Period already provide the economic equivalent of a rescission right to those relatively few shareholders who purchased securities during this period.

The Company Intends to Provide Appropriate Notice to Investors in its Disclosure

In addition, the Company has indicated its intent to provide appropriate notice and disclosure to the investors that made an investment decision during the Non-Qualified Period regarding the inadvertent failure to submit the qualification request and to alert them of the existence of the Redemption Plan (the “Subject Disclosure”). The Company anticipates that such notice would provide:
“The Company periodically files with the Securities and Exchange Commission (the “SEC”) post-qualification amendments to the Offering Statement along with correspondence to address comments from the staff of the SEC. With respect to its most recent amendment, dated August 4, 2020, the Company intended to submit a qualification request letter to the SEC with respect to the Offering Statement, but inadvertently filed a purportedly final Offering Circular without formally seeking qualification. As a result, a small number of investors received an Offering Circular that was not yet qualified by the SEC. Under rules promulgated by the SEC, the Company intends to take advantage of a safe harbor that, with certain exceptions, provides relief in this context. For investors that submitted subscription

Jamestown Invest 1, LLC
August 24, 2020

materials on August 4, 2020 through [●], 2020, the Company notes the availability of its quarterly redemption plan. Jamestown, as the Company’s manager, will reimburse any third-party costs associated with the redemption for these investors submitted prior to [●], 2020. The aggregate proceeds attributable to investors making subscriptions during this period totals $54,500, which the Company does not view as material to its financial condition, liquidity or results of operations.”

On the basis of the above, the Company respectfully submits that that existing structural mechanisms related to the Common Shares provide sufficient protection to investors that made an investment decision based on the August 4, 2020 Offering Circular as well as other investors in the offering and that the Company proceeded from a good faith and reasonable basis attempt to comply with Regulation A and should be permitted to proceed as follows:

•The Company would submit a qualification request with the Staff as expeditiously as possible;
•On the same day, the Company would:

◦file a Form 1-U and a 253(g)(2) supplement to the Offering Circular that each include the Subject Disclosure; and

◦send a communication containing the Subject Disclosure to investors that made an investment decision during the Non-Qualified Period.

***

The Company acknowledges that:

•should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,
/s/ C. Spencer Johnson, III __________

C. Spencer Johnson, III

cc: Jonathan Burr
(Securities and Exchange Commission)
Matt Bronfman

Jamestown Invest 1, LLC
August 24, 2020

Gretchen Nagy
John Wilson
(Jamestown Invest 1, LLC)